The following presentation was made available by NewAmsterdam Pharma Company B.V. on September 21, 2022: Filed by NewAmsterdam Pharma Company B.V. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: Frazier Lifesciences Acquisition Corporation Commission File No. 001-39765 Analyst Day September 21, 2022

Disclaimer This presentation (this“Presentation”) is for informational purposes only to assist interested parties in making their own evaluation of the proposed transaction (the“Transaction”) among Frazier Lifesciences Acquisition Corporation(“FLAC”), NewAmsterdam Pharma Holding B.V.(“NewAmsterdam” or the“Company”) and a newly formed parent company to NewAmsterdamPharma(“TopCo”). This Presentation does not constitute investment, tax or legal advice. No representation, express or implied, is or will be given by FLAC, NewAmsterdamor their respective affiliates, agents and advisors as to the accuracy or completeness of the information contained herein, or any other written or oral information made available in the course of an evaluation of the Transaction. To the fullest extent permitted by law, in no circumstances will FLAC, NewAmsterdam or any of their respective stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it or on opinions communicated in relation thereto or otherwise arising in connection therewith. This Presentation and information contained herein constitutes confidentialinformation and is providedtoyouonthe conditionthatyouagreethatyouwill holdit in strict confidenceandnotreproduce,disclose, forwardor distributeit in wholeor in partwithoutthe priorwrittenconsentof FLACand theCompany and is intendedfor the recipienthereofonly. Forward-LookingStatements Certain statements included in this Presentation that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as“believe,”“may,”“will,”“estimate,” “continue,”“anticipate,”“intend,”“expect,”“should,”“would,”“plan,”“predict,”“potential,”“seem,”“seek,”“future,”“outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of theCompany’s product candidate; the size and growth potential of the markets for theCompany’s product candidate; the therapeutic and curative potential of theCompany’s product candidate; financing and other business milestones; potential benefits of the Transaction; and expectations relating to the Transaction, including the proceeds of the business combination and theCompany’s expected cash runway. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of TopCo andNewAmsterdam’s andFLAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of TopCo, NewAmsterdam and FLAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to consummate the Transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the Transaction, or the risk that the approval of the stockholders of FLAC or NewAmsterdam is not obtained; failure to realize the anticipated benefits of the Transaction; matters discovered by FLAC or NewAmsterdam as they complete their respective due diligence investigations of each other; risks relating to the uncertainty of the projected financial information with respect to NewAmsterdam and the combined company; risks related to the approval ofNewAmsterdam’s product candidate and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive product candidates; ability to obtain sufficient supply of materials; the impact of COVID- 19; global economic and political conditions, including the Russia-Ukraine conflict; the effects of competition onNewAmsterdam’s future business; the amount of redemption requests made byFLAC’s public shareholders; and those factors discussed in documents FLAC has filed or will file with the SEC, together with the risks described in the Registration Statement (as defined below) entitled“RiskFactors”. Additional risks related toNewAmsterdam’s business include, but are not limited to: uncertainty regarding outcomes of thecompany’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidate; risks associated with theCompany’s efforts to commercialize a product candidate; theCompany’s ability to negotiate and enter into definitive agreements on favorable terms, if at all; the impact of competing product candidates on theCompany’s business; intellectual property-related claims; theCompany’s ability to attract and retain qualified personnel;ability to continueto sourcetheraw materials for its productcandidate,togetherwith the risksdescribedin theRegistrationStatement entitled“RiskFactors”. If any of these risks materialize orFLAC’s orNewAmsterdam’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FLAC nor NewAmsterdam presently know or that FLAC and NewAmsterdam currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflectFLAC’s andNewAmsterdam’s expectations, plans, or forecasts of future events and views as of the date of this Presentation and are qualified in their entirety by reference to the cautionary statements herein. FLAC and NewAmsterdam anticipate that subsequent events and developments will causeFLAC’s andNewAmsterdam’s assessments to change. These forward -looking statements should not be relied upon as representingFLAC’s andNewAmsterdam’s assessments as of any date subsequent to the date of this Presentation.Accordingly,unduereliance shouldnotbeplaceduponthe forward-lookingstatements. Neither FLAC,NewAmsterdamnorany of their respectiveaffiliates undertakeanyobligation to updatethese forward-lookingstatements, exceptas requiredby law. IntellectualProperty ThisPresentation contains trademarks,service marks, tradenames, and copyrightsofFLAC, NewAmsterdamand other companies, which arethe propertyof their respectiveowners.Theuse or display of thirdparties’ trademarks, servicemarks, trade name or products in this Presentation isnot intended to, and doesnotimply, a relationship with FLAC or NewAmsterdam, or an endorsement or sponsorship by or of FLAC or NewAmsterdam. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the TM or SM symbols, but such references are not intended to indicate, in any way, that FLAC or NewAmsterdam will notassert, to the fullest extent permitted underapplicablelaw, their rightsor therightof the applicablelicensor to these trademarks, servicemarksand tradenames. IndustryandMarketData Certain information contained in this Presentation relates to or is based on third-party studies, publications, surveys and FLAC andNewAmsterdam’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Some data are also based on the good faith estimates of NewAmsterdam and FLAC, which are derived from their respective views of internal sources as well as the independent sources described above. NewAmsterdam's forward-looking statements related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of its product candidate, and the size and growth potential of the markets for the Company's product candidate are based upon but not limited to third-party research and the Company's experience in the industry. Finally, while FLAC and NewAmsterdam believe their internal research is reliable, such research has not been verified by any independent source and FLAC and NewAmsterdam cannot guarantee and make no representation or warranty, express or implied, as to its accuracy and completeness. This Presentation contains preliminary information only, is subject to change at any time and is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with FLAC and NewAmsterdam. Viewers of this Presentation should each make their own evaluation of NewAmsterdamandof the relevanceand adequacyof the informationand shouldmake suchother investigationsas they deemnecessary. AdditionalInformation TopCo has filed a registration statement on FormF-4 (File No. 333-266510) (the“RegistrationStatement”), which includes a preliminary proxy statement/prospectus. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant documents will be mailed to stockholders of FLAC as of a record date to be established for voting on the Transaction. Shareholders of FLAC and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement, and when available, any amendments thereto and the definitive proxy statement/prospectus because these documents contain and will contain important information about FLAC, NewAmsterdam and the Transaction. Shareholders can obtain copies of the Registration Statement and, when available, the definitive proxy statement/prospectus, without charge, by directing a request to Frazier Lifesciences Acquisition Corporation, Two Union Square, 601 Union St., Suite3200,Seattle, WA98101.Thesedocuments,onceavailable, andFLAC’sannualand otherreportsfiled with theSecuritiesand ExchangeCommission (the“SEC”)can also beobtained, withoutcharge,at theSEC’swebsite(http://www.sec.gov). This Presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ParticipantsintheSolicitation FLAC, NewAmsterdam and their respective directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies fromFLAC’s shareholders in connection with the Transaction. Information regarding the names and interests in the Transaction ofFLAC’s directors and officers is containedin the RegistrationStatement. Additionalinformationregardingthe interestsof suchpotentialparticipantsin thesolicitation processis also includedin the RegistrationStatement (andwill beincludedin the definitiveproxystatement/prospectusand otherrelevantdocumentswhenthey are filed with the SEC). 2 CONFIDENTIAL

Today’s agenda Presenters Topic Time (ET) Michael Davidson Jamie Topper CEO, CEO and Chairman, NewAmsterdam Pharma FLAC Introduction to NewAmsterdam Pharma and Frazier Lifesciences Acquisition Corporation 1:00PM – 1:10PM 1 Michael Davidson John Kastelein CEO, CSO, Cholesteryl ester transfer protein (CETP) inhibition to treat cardiovascular disease 1:10PM – 1:30PM 2 NewAmsterdam Pharma NewAmsterdam Pharma NewAmsterdam’s Obicetrapib Michael Davidson John Kastelein CEO, CSO, 3 1:30PM – 2:10PM ▪ History of prior CETP inhibition (CETPi) approaches NewAmsterdam Pharma NewAmsterdam Pharma ▪ Clinical data Break 2:10PM – 2:20PM Paul M. Ridker Director, Center for Cardiovascular 4 Obicetrapib and the emerging treatment paradigm for cardiovascular disease 2:20PM – 2:50PM Disease Prevention at Brigham and Women’s Hospital Michael Davidson John Kastelein CEO, CSO, 5 Obicetrapib’s clinical development path 2:50PM – 3:10PM NewAmsterdam Pharma NewAmsterdam Pharma Break 3:10PM – 3:20PM Lina Gugucheva David Topper CBO, CFO, NewAmsterdam Pharma FLAC Market opportunity and transaction overview 3:20PM – 3:50PM 6 Michael Davidson Jamie Topper CEO, CEO and Chairman, Closing remarks 3:50PM – 4:00PM 7 NewAmsterdam Pharma FLAC 3 CONFIDENTIAL

Introduction to NewAmsterdam Pharma and Frazier Lifesciences Acquisition Corporation 4

Frazier Lifesciences Acquisition Corporation (FLAC) overview Frazier Life Sciences acts as sponsor to FLAC Frazier Life Sciences is a fully-integrated investment firm $8.1B across 15 funds Creation Private Public Proven expertise in company creation, private and public investing Extensive operating experience, shepherding companies through discovery, development and commercialization $3.1B Robust capital markets expertise raised since 2015 since 2005 125+ companies funded 29 Frazier founded companies Goal of 3-5 new companies founded per year 20 IPOs Frazier Lifesciences Acquisition Corporation 31 acquisitions 18 $1B upfront acquisitions or $1B market caps >$1B current public portfolio 5 CONFIDENTIAL

FLAC has identified NewAmsterdam as an attractive acquisition target Since inception, FLAC has undergone extensive opportunity identification and diligence; met with 42 companies, entered into CDA with 16 companies and submitted 3 term sheets Therapeutics focused business Preclinical through commercial stage assets IND NDA/BLA Frazier $138mm Near value inflection point 2 year term Lifesciences Acquisition Corporation Minimal additional capital expected to be required post-merger Management team with requisite experience and expertise 6 CONFIDENTIAL

Investment highlights ✓ Significant unmet need for strong and convenient LDL-lowering therapy as an adjunct to statins: 30mm+ patients in US/EU5 are not achieving LDL-lowering goals on SoC ✓ Obicetrapib has the potential to be a first-in-class, low-dose, once-daily oral CETP inhibitor for lowering LDL-C, if approved ✓ Obicetrapib has been observed to have strong LDL-lowering efficacy and safety data in a Phase 2b trial: o >50% LDL-lowering observed on top of high-intensity statins o Strong safety and tolerability in >600 patients o Robust effects on ApoB, HDL-C and Lp(a) ✓ Led by a world-class team of lipidologists and cardiovascular clinical trialists ✓ Financing plan and strategic partnerships expected to fund development through 2026, including Phase 3 lipid and CVOT readouts, registrational filings and potential 2025 launch Note: Actual results may differ from expectations. 7 CONFIDENTIAL

Net proceeds expected to fund obicetrapib development through several value- creating milestones 2022 2023 2024 2025 2026 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Cardiovascular Disease = Regulatory submission Phase 3: “BROADWAY”: LDL-C ≥ 70 mg/dL N=2,400 Lipid Mono Study Phase 3: ‘BROOKLYN’: LDL-C ≥ 70 mg/dL, HeFH N=300 CV Outcomes Trial Phase 3: CVOT “PREVAIL”: LDL-C ≥ 70 mg/dL N=9,000 (CVOT) Phase 2b: “ROSE2” (Ezetimibe Combo) Ezetimibe Fixed Dose Combo (FDC) Phase 1: Ezetimibe Phase 3: FDC Bioequivalence Ezetimibe FDC Alzheimer’s Phase 2a: Alzheimer’s Disease Patients Disease (AD) SERIES A RUNWAY PROJECTED (1) MENARINI PROCEEDS CASH RUNWAY PIPE + TRUST PROCEEDS EXPECTED TO EXTEND CASH RUNWAY THROUGH 2026 Note: Projections are subject to inherent limitations. Actual results may differ from expectations. The timing of regulatory submissions is subject to additional discussions with regulators. (1) Menarini partnership proceeds include $123mm (€115mm) upfront + $29mm (€27.5mm) committed R&D funding and clinical, regulatory and launch milestones. Sales-based milestones and royalties are not included. 8 CONFIDENTIAL

Expert cardiometabolic leadership backed by top tier investors Michael Davidson, M.D. John Kastelein, M.D. Douglas Kling Lina Gugucheva Louise Kooij Marc Ditmarsch, M.D. CEO CSO COO CBO CFO CDO SANDER JULIETTE JASON GAURAV LOU MICHAEL JOHN SEASONED SLOOTWEG AUDET DINGES GUPTA LANGE DAVIDSON KASTELEIN BOARD OF Managing Partner, Partner, Investor Founder, Partner, CEO, NewAmsterdam CSO, NewAmsterdam DIRECTORS: Forbion Forbion & IP Counsel, Ascendant Asset Management Pharma Pharma Morningside BioCapital Ventures BACKED BY TOP TIER INVESTORS: 9 CONFIDENTIAL

CETP inhibition to treat cardiovascular disease 10

Elevated levels of LDL-C are the root cause of cardiovascular disease • Cardiovascular disease (CVD) is the leading cause of death among adults worldwide • Hyperlipidemia nearly doubles the risk of developing CVD • Elevated levels of LDL cholesterol (LDL-C) are the root cause of atherosclerosis, the process that leads to CVD Absolute reduction of LDL-C, and duration of that reduction, is the key to reducing cardiovascular risks Sources: American Heart Association, CDC, Mayo clinic, Global Health estimates 2016: Deaths by Cause, Age, Sex, by Country and by Regio, 2000-2016, Geneva, WHO; 2018. 11 CONFIDENTIAL

Despite availability of statins, CVD remains the leading cause of death worldwide (1) 231 million Adults in US/EU5 with hypercholesterolemia (2) 84 million Treated with prescription medication Key factors limiting penetration (3) <1 million post- 22 million (3) 8 million (4) Still above include statin patients Statin-intolerant LDL-C target Treated with current product limitations and branded options market access hurdles 30 million Patients with residual need Sources: Trinity NewAmsterdam Market Research Summary; Trinity quantitative market research with N = 100 PCPs and Cardiologists; Bloomberg Prescription Data; IQVIA Rx Tracker. (1) Literature review suggesting hypercholesterolemia prevalence of ~94mm in the US (average of He et al. 2020, Mercado et al. 2015, Muntner et al. 2013) and ~137mm in EU5 (average of Gomez-Huelgas et al. 2010, Guallar-Castillon et al. 2012, Tragni et al. 2012, Grau et al. 2011). (2) 2020 US prescription data for statins, PCSK9s, and bempedoic acid were pulled from the Bloomberg Prescription Data Portal that Trinity subscribes to; assuming 12 scripts/year per patient and 70% compliance for PCSK9s (based on PCSK9 literature) and 59% compliance for statins & Nex/Nex (based on statin literature) treated patient volume estimates were derived from the prescription data and extrapolated to the EU5. (3) 8mm statin-intolerant & 22mm above LDL-C target: Percentage of patients in each category estimated from Trinity quantitative market research and the – percentages were then applied to the estimated 84mm treated number above. 12 (4) <1mm branded patients: 2020 US prescription data for Repatha, Praluent, and Nexletol/Nexlizet were pulled from the Bloomberg Prescription Data Portal that Trinity subscribes to; assuming 12 scripts/year and 70% compliance for PCSK9s (based on CONFIDENTIAL PCSK9 literature) and 59% compliance for Nex/Nex (based on statin literature) patient volume estimates were derived from the prescription data and extrapolated to the EU5.

Current post-statin LDL-lowering products all fall short of the profile patients need Patients need a drug that Ezetimibe Nexletol PCSK9 fits the following profile: (1) (1) Modest Modest Strong Strong Efficacy Oral, Oral, Injectable, Oral, Low Dose High Dose High Dose Administration/ 10mg 180mg ~140-150mg Low Dose Dose Disruptive Price, Very High Price, Market Generic, Branded Price, Highly Restricted Access Broad Access Access/Price Broad Access Limited Access (High COGs) (Low COGs) Safe and Safety & Safe, FDA Label: Safe Tendon rupture & gout warning Painful injection site reactions Well Tolerated Well Tolerated Tolerability Note: Novartis’ stated price of Inclisiran to be approximate to net prices of PCSK9 mAbs. (1) Lighter shaded region of bar chart represents the additional potential efficacy for fixed dose combinations with ezetimibe. 13 CONFIDENTIAL

CETP role in transport of cholesterol esters Electron micrograph CETP curves CETP penetrates CETP directly transfers cholesterol against HDL HDL surface esters from HDL to LDL HDL LDL HDL CE PL PL TG CETP C-terminal opening N-terminal opening is where CETPi occurs CETP CE HDL LDL Note: Figures adapted from Meng Zhang, et al., Assessing the mechanisms of cholesteryl ester transfer protein inhibitors, Biochimica et Biophysica Acta (BBA) - Molecular and Cell Biology of Lipids, 1862(12), 2017, 1606-1617, and from Lei D, et al., Insights into the Tunnel Mechanism of Cholesteryl Ester Transfer Protein through All-atom Molecular Dynamics Simulations, J Biol Chem., 2291(27), 2016, 14034-14044. 14 CONFIDENTIAL

ApoB ‘traps’ LDL-C particles in the arterial wall to form atherosclerotic plaques ApoB is a molecule that envelopes LDL-C particles in a 1:1 ratio ApoB-containing particles can become trapped in the arterial wall LDL-R upregulation reduces total ApoB concentrations and halts plaque build-up If ApoB remains high, this turns into plaques that grow over time LDL-C ApoB CETPi LDL-R levels Each LDL-C particle LDL receptors contains one ApoB clear ApoB molecule particles from the plasma Atherosclerotic plaque LDL-R upregulation is the predominant mechanism for reducing ApoB particle concentration Reducing the number of ApoB particles in circulation is critical This is the ultimate MoA of most current to halting plaque build-up and reducing CV risk cholesterol-lowering therapies including obicetrapib Source: Adapted from Ference BA, Kastelein JPP, Catapano AL. JAMA, 2020. 15 CONFIDENTIAL

Genetic support that CETPi drives CVD benefit through LDL reduction Analysis of >1mm patient-years’ shows loss-of-function protection equivalent to targets of other LDL-lowering drugs Odds ratio for CVD Decreased Increased per decrease in LDL-C CVD risk CVD risk of 10 mg/dL (95% CI) • A 16% reduction in CVD risk is CETP - loss-of-function genotype CETP target 0.843 (0.788-0.901) 16% observed for every 10 mg/dL reduction in - loss-of-function genotype HMGCR Statin target 0.834 (0.775-0.896) decrease in LDL levels CVD risk - loss-of-function genotype PCSK9 target PCSK9 0.824 (0.774-0.876) • This is ~equivalent to the effect seen in loss-of-function NPC1L1 - loss-of-function genotype Ezetimibe target 0.839 (0.773-0.911) genotypes for statins, PCSK9 0.7 1.0 Analysis from >1mm patient-years combined modulators and ezetimibe AFLAC Decreased Increased Odds ratio for CAD risk risk risk (95% CI) Coronary artery disease risk 1.08 (0.94, 1.23) 0.5 1.0 1.5 Difference in More CETP = serum lipids (95% CI) more CAD risk, HDL-cholesterol (mmol/L) -0.23 (-0.26, -0.20) less HDL, more LDL Triglycerides (mmol/L) 0.02 (-0.06, 0.09) and more ApoB LDL-cholesterol (mmol/L) 0.08 (0.00, 0.16) -0.3 0.0 0.3 AFLAC Sources: Ference BA et al. JAMA 2017; Blauw et al; Genome-Wide Association Study on Circulating CETP. Note: CAD means coronary artery disease. 16 CONFIDENTIAL

CETPi upregulates LDL-R and improves LDL and ApoB clearance through the liver Same mechanism of action as most existing LDL-lowering drugs Most current LDL-lowering therapies work by promoting LDL receptor upregulation CETPi PCSK9i STATINS EZETIMIBE OBICETRAPIB Decreases Designed to block Blocks Decreases intestinal transfer of degradation cholesterol cholesterol cholesterol from of LDL-R synthesis absorption HDL>LDL LDL-R levels Decrease in hepatic cholesterol LDL-R Increase in hepatic LDL receptors LDL-R taking up LDL Decrease in plasma LDL levels LDL 17 CONFIDENTIAL

NewAmsterdam’s Obicetrapib 18

Obicetrapib program designed to overcome limitations of all prior CETP inhibitors SAFETY We believe that all prior CETPi were developed with a misguided focus on HDL increase (rather than LDL decrease) as the primary MoA for CVD risk reduction, OFF-TARGET TOXICITY, T O R C E T R A P I B leading to inappropriate compound selection or inappropriate CVOT design INCREASED BLOOD PRESSURE, Suffered from drug-specific ALDOSTERONE (seen early in Phase 2) toxicity issue (Pfizer) LDL-LOWERING POTENCY NO LDL-LOWERING D A L C E T R A P I B Safe & Drug showed no well-tolerated CVOT DESIGN LDL-lowering efficacy (Roche) (DURATION & BASELINE LDL) E V A C E T R A P I B Strong safety Modest LDL-lowering INSUFFICIENT TRIAL DURATION profile Safe & CVOT was too short to (only 2 years) across ~59k well-tolerated demonstrate MACE benefit patients (Lilly) COMMERCIAL VIABILITY COMMERCIALLY UNVIABLE - HIGH A N A C E T R A P I B Sufficient duration Modest LDL-lowering (4.1 years, with 6.4 year follow up) Safe & LIPOPHILICITY AND FAT Meaningful MACE benefit well-tolerated ACCUMULATION LED TO 4+ YEAR observed - but drug Baseline LDL too low (60 mg/dL) accumulated in fat HALF-LIFE (Merck) ✓ Strong safety and tolerability ✓ Longer trial duration (4 yrs) ✓ Favorable PK/PD profile ✓ >50% LDL-LOWERING profile observed in >600 + OBICETRAPIB OBSERVED IN PHASE 2B ✓ No accumulation in fat (1) patients through Phase 2b ✓ High baseline LDL (100 mg/dL) tissue observed ✓ No concerns seen in biomarker = PREVAIL CVOT design expected to safety data, including blood translate into >20% MACE benefit pressure-associated biomarkers Note: The above trials and data do not represent head-to-head comparisons. (1) Represents estimated average baseline LDL to be enrolled, not entry criteria. 19 CONFIDENTIAL

>50% LDL-C reduction efficacy would be virtually identical to PCSK9 injectables and is substantially better than other oral therapies Cross trial comparison of LDL-C reduction across different approaches (in %) Obicetrapib Anacetrapib Evacetrapib Dalcetrapib Ezetimibe Nexletol Repatha Praluent Leqvio * 1 2 3 10mg 4 5 6 7 8 100mg 130mg 600mg 10mg 180mg 420mg 150mg 284mg 0 -7 -10 -15 -17 -20 -21 -25 -30 There is Obicetrapib currently -40 mono dose no approved observed to oral drug with reduce LDL-C LDL-lowering by 51% in -46 -47 potency in the Phase 2b -50 50% range clinical trial -51 Obicetrapib + ezetimibe FDC -60 Prior CETP inhibitors Existing oral therapies PCSK9 injectables expected to Ezetimibe is generic, Nexletol bears FDA label reduce LDL by for tendon rupture, gout >60% The trials represented were selected due to their shared features that reflect the Phase 3 obicetrapib studies. Selecting trials with shared features allows for a potentially more accurate comparison of the LDL-C lowering results, with factors being considered such as: a) presence of intensive LDL-lowering therapy including (high intensity) statins and PCSK9 inhibitors, b) patient population – ASCVD or ASCVD risk equivalent patients (including primary hypercholesterolemia and HeFH) and c) where possible, selected studies where LDL-C measured by preparative ultracentrifugation (PUC ) as opposed to Friedewald; noted below are those instances where PUC was not used – this is important because at low LDL-C levels (< 50 mg/dL), calculated LDL-C by Friedewald is overestimated; certain significant deviations from these parameters are provided in the footnotes. Note: The above trials and data do not represent head-to-head comparisons. Actual results may differ from expectations. Sources: * Circulation. 2021;144:e564–e593 17065. 1. Bowman, L et al. N Engl J Med 2017. 2. Amirhossein, S et al. Curr Pharmaceutical Design 2016. Meta-analysis - Also included hyperlipidaemia patients. LDL-C measured using direct assays and Friedewald. 3. de Grooth et al. Circulation 2002. LDL-C measured only using Friedewald and did not require subjects to be on prior statin therapy or present with ASCVD. 4. PI Zetia table 7. refers to; Gagne, C et al. Am J Cardiol 2002. LDL-C measured only using Friedewald. 5. PI Nexletol; study 2. refers to; Goldberg, A et al. JAMA 2019;322(18):1780-1788. LDL-C measured using Friedewald and direct assay for LDL-C <50 mg/dL. 6. PI Repatha; study 3. refers to; Blom, D et al. N Engl J Med 2014. 20 CONFIDENTIAL Also included hyperlipidaemia patients. 7. PI Praluent; study 3. refers to; Kereiakes, D et al. Am Heart J 2015. 8. PI Leqvio; study 1. Refers to; Ray, K. N Engl J Med 2020. % LDL-C change versus baseline

In ROSE Phase 2b clinical trial, obicetrapib demonstrated robust LDL-C lowering as adjunct to high intensity statins Preparative ultra-centrifugation (PUC) is “gold-standard” for LDL-C quantification Median (min, max) LDL-C levels (mg/dL) at baseline and EoT Placebo Obicetrapib 5mg Obicetrapib 10mg 10 Time Placebo Obicetrapib Obicetrapib 5mg 10mg 0 90.0 95.0 88.0 Baseline (63, 204) (54, 236) (39, 207) -10 Median -7 N=40 N=39 N=40 86.0 53.0 49.5 -20 EoT (43, 137) (13, 126) (23, 83) Median -30 N=39 N=39 N=40 -6.5 -41.45 -50.75 % Change -40 from (-53.9, 31.6) (-71.2, 62.3) (-76.9, 15.6) Baseline -41 (median) N=39 N=38* N=40 -50 -51 % Change from -37.98 -44.15 -4.76 Baseline (--44.80, -31.17) (-50.95, -37.35) -60 (-11.74, 2.22) LS mean (95% CI) 0.1814 <0.0001 <0.0001 P-value * In obicetrapib 5mg arm, 40 patients were randomized. N-value at end-of-treatment decreased to 38 because one patient was missing an LDL value at baseline and a second patient was missing an LDL value at end-of-treatment reading. 21 CONFIDENTIAL LDL-C % reduction from baseline (median)

ApoB & non-HDL-C percent change from baseline observed in ROSE clinical trial Lipidologists view ApoB and non-HDL-C as most important biomarkers for CVD risk reduction (in addition to LDL-C) Non-HDL-C ApoB Placebo Obicetrapib 5mg Obicetrapib 10mg Placebo Obicetrapib 5mg Obicetrapib 10mg 10 10 5 0 0 -4 -5 -10 -3 -10 -20 -15 -20 -30 -25 -24 -40 -39 -30 -30 -44 -35 -50 22 CONFIDENTIAL ApoB % change from baseline (median) Non-HDL-C % change from baseline (median)

Obicetrapib observed to increase HDL-C and reduce Lipoprotein(a) These observed lipid changes may add further health benefits that may further strengthen product profile HDL-C Lp(a) Placebo Obicetrapib 5mg Obicetrapib 10mg Placebo Obicetrapib 5mg Obicetrapib 10mg 10 180 165 4 160 0 135 140 -10 120 100 -20 80 -30 60 -34 40 -40 20 -50 0 -5 -57 -20 -60 23 CONFIDENTIAL HDL-C % change from baseline (median) Lp(a) % change from baseline (median)

ROSE waterfalls: LDL-C % change from baseline at Day 56 LDL-C reduction of >60% was observed in LDL-C reduction of >60% was observed in 20% of obicetrapib 5mg patients 40% of obicetrapib 10mg patients Note: Each bar represents one subject in the trial. 24 CONFIDENTIAL

Consistent LDL-C lowering and HDL-C increase observed across three Phase 2 studies of obicetrapib LDL-C levels decrease HDL-C levels increase 200 184 -5 180 165 157 160 -15 135 140 127 121 120 -25 100 -30 80 -35 60 -41 40 -45 -46 -46 20 -51 -51 -55 0 5mg 10mg 5mg 10mg 5mg 5mg Obi + 5mg 10mg 5mg 10mg 5mg 5mg Obi + Obi Obi Obi Obi Obi 10mg Exe Obi Obi Obi Obi Obi 10mg Exe ROSE TULIP OCEAN ROSE TULIP OCEAN 25 CONFIDENTIAL % change from baseline (median) % change from baseline (median)

Phase 1 & 2: Pooled TEAEs, TESAEs and withdrawals overview Strong safety profile observed across all of our Phase 1 & 2 clinical studies (1) (2) Comparator Pooled Obicetrapib (5, 10mg) (N=231) (N=309) TEAEs (%) TEAEs, total 136 (58.9) 173 (55.9) TEAEs, related 45 (19.5) 49 (15.8) TEAEs, severe 5 (2.2) 7 (2.3) TESAEs *TESAEs, total 6 (2.6) 4 (1.3) TESAEs, related 0 0 Deaths 0 0 Withdrawals study / medication TEAEs leading to discontinuation 13 (5.6) 13 (4.2) of study drug * There were three additional TESAEs in other obicetrapib dose arms: two in the TULIP 2.5mg arm, and one in the Lp(a) 2.5mg arm; none were considered to be related to study drug. (1) The Comparator group included patients receiving placebo and non-obicetrapib monotherapy. 26 CONFIDENTIAL (2) The pooled obicetrapib group includes patients treated with obicetrapib as a monotherapy and in combination with atorvastatin, rosuvastatin and ezetimibe.

ROSE safety: TEAEs, TESAEs and withdrawals overview Positive safety profile observed and no drop-outs due to TEAEs Placebo Obicetrapib 5mg Obicetrapib 10mg (N=40) (N=40) (N=40) TEAEs (%) TEAEs, total 19 (47.5) 15 (37.5) 8 (20.0) TEAEs, related 4 (10.0) 2 (5.0) 1 (2.5) TEAEs, severe 1 (2.5) 0 0 TESAEs TESAEs, total 2 (5.0) 0 0 TESAEs, related 0 0 0 Deaths 0 0 0 Withdrawals study / medication TEAEs leading to discontinuation 1 (2.5) 0 0 of study drug TESAEs leading to 0 0 0 discontinuation of study 27 CONFIDENTIAL

Obicetrapib does not show an effect on systolic and diastolic blood pressure • In the TULIP study, obicetrapib did not show any effect on blood pressure, aldosterone and electrolytes • A dedicated meta-analysis of the obicetrapib ROSE, TULIP and OCEAN study did not reveal any signal in systolic and diastolic blood pressure • By contrast, in the cardiovascular outcome trial ILLUMINATE, torcetrapib showed a significant 5.4 and 2.0mm Hg increase in systolic blood and diastolic pressure and was associated with a significant decrease in serum potassium and increases in serum sodium, bicarbonate and aldosterone Diastolic* Systolic* Placebo Obicetrapib 5mg Obicetrapib 10mg Placebo Obicetrapib 5mg Obicetrapib 10mg 4 4 2 2 0 0 -2 -2 -4 -4 BL Week 4 Week 8 Week 12 BL Week 4 Week 8 Week 12 Sources: Circulation 2021;144:e564–e593 17065: Obicetrapib Lowers LDL-C in Patients Taking High Intensity Statins: Results From Rose Clinical Trial. *Represents pooled data from the ROSE, TULIP and OCEAN clinical trials. 28 CONFIDENTIAL LS mean mmHg change versus baseline LS mean mmHg change versus baseline

MACE benefits in CVOT of anacetrapib (REVEAL) observed to be exactly as expected, informing NewAmsterdam’s CVOT design At 4.1 years, two important learnings: ABSOLUTE Learning 1: Predictable MACE benefit Learning 2: Baseline levels were too low REDUCTION • 9% drop in MACE is exactly predicted by the CTT • Baseline 60 mg/dL already below U.S. guideline goals metaregression line • Modest drug LDL-lowering potency (17%) resulted in • Indicates CETPi behaves like statins in reducing MACE very small absolute reduction (only 11 mg/dL) MACE benefits impacted 11 9% 60mg 17% mg/dL benefit by 2 key 9% drop factors: Modest LDL LDL ABSOLUTE in MACE baseline lowering MACE% LDL REDUCTION benefit 11 mg/dL drop in absolute LDL-C At 6.4 years: TIME 20% additional MACE risk reduction Anacetrapib’s long half-life causes it to continue to have effects in patients (patients remained randomized) At both time readouts, REVEAL showed statistically significant drop across all composites of MACE* Source: The HPS3/TIMI55-REVEAL Collaborative Group. European Heart Journal (2021) 00, 1–9. *Composites of MACE included in this analysis were coronary death, myocardial infarction or coronary revascularization. 29 CONFIDENTIAL

Obicetrapib and the emerging treatment paradigm for cardiovascular disease Dr. Paul Ridker 30

Obicetrapib’s clinical development plan 31

Obicetrapib CDP for cardiovascular disease & Alzheimer's disease The current development plan supports a potential 2025 launch for lipid indication Preclinical Phase 1 Phase 2 Phase 3 Next Anticipated Milestone 2H 2023 Phase 3 BROADWAY Trial Phase 3 BROADWAY Trial Completion Lipid Mono Study (LDL-C ≥ 70 mg/dL; n=2,400) Obicetrapib 1H 2024 Phase 3 BROOKLYN Trial Monotherapy Phase 3 BROOKLYN Trial Completion Lipid Mono Study Product (LDL-C ≥ 70 mg/dL; HeFH; n=300) (obicetrapib 10mg) 3Q 2026 Phase 3 PREVAIL Trial Phase 3 CVOT PREVAIL Trial Completion CV Outcomes Trial (CVOT) (LDL-C ≥ 70 mg/dL; n=9,000) Late 2022 / Early 2023 Phase 2b ROSE2 Trial Ezetimibe Fixed Phase 2 ROSE 2 Trial Completion Ezetimibe Fixed Dose Combo (FDC) (n=114) Dose Combination Product (obicetrapib 10mg + Ezetimibe Ezetimibe 3Q 2022 ezetimibe 10mg) FDC FDC Phase 1 Ezetimibe FDC Bioequivalence Trial Bioequivalence Phase 3 Initiation Alzheimer’s Late 2022 / Early 2023 Product Phase 2a Trial Phase 2a Alzheimer’s Disease Trial Completion (proprietary dose/formulation (n=10–15) incorporating obicetrapib) Note: Other than as noted, the pipeline represents trials that are currently ongoing. Projections are subject to inherent limitations. Actual results may differ from expectations. The timing of regulatory submissions is subject to additional discussions with regulators. 32 CONFIDENTIAL Neuro- Cardiovascular metabolic

CVD clinical development program designed to support broad CVD label Phase 3 BROADWAY Trial (initiated): Phase 3 BROOKLYN Trial (initiated): • 2,400 patients with ASCVD or HeFH on statins• 300 patients with HeFH on statins Lipid Mono • LDL-C ≥ 70 mg/dL + risk enhancers • LDL-C ≥ 70 mg/dL Program • Primary endpoint: LDL-C at 12 wks (total 52 wks)• Primary endpoint: LDL-C at 12 wks (total 52 wks) (10mg) • 2:1 randomization• 2:1 randomization • 1,600 patient-years of safety• 100 patient-years of safety LIPID i n d i c a t i o n ( 2 0 2 5 E l a u n c h ) Phase 2b ROSE2 Trial (initiated): Phase 3 Trial (in planning): Ezetimibe Fixed Dose • 114 patients with LDL-C ≥ 70 mg/dL• 200 patients with ASCVD Combo Program • Primary endpoint: LDL-C at 12 wks (total 12 wks)• LDL-C ≥ 70 mg/dL on statins (10mg + 10mg) • Arms: obi 10mg, obi 10mg / eze 10mg, placebo• Primary endpoint: LDL-C at 12 wks (total 12 wks) • 1:1:1 randomization• Arms: obi 10, eze 10, obi/eze FDC, placebo • 1:1:1:1 randomization Phase 3 PREVAIL Trial (initiated): • 9,000 patients with ASCVD on statins CVOT Mono • LDL-C ≥ 70 mg/dL + risk enhancers MACE Program • Minimum trial duration 2.5 years after last patient randomized i n d i c a t i o n (10mg) ( 2 0 2 7 E l a u n c h ) • Primary endpoint: 4-point MACE* • 1:1 randomization • >10,000 patient years of safety Note: HeFH = heterozygous familial hypercholesterolemia; ASCVD = atherosclerotic cardiovascular disease. Actual results may differ from expectations. * MACE includes cardiovascular death, myocardial infarction, stroke and non-elective coronary revascularization in adults. 33 CONFIDENTIAL

Applying lessons from prior CVOTs, PREVAIL trial is designed to address limitations of previous CETPi CVOTs ✓ Superior LDL-lowering activity anticipated • Obicetrapib 10mg observed to lower LDL by 51% in a Phase 2b clinical trial ✓ Target higher baseline LDL patients for greater potential absolute LDL reduction • Focus on patients with high baseline LDL-C and ApoB levels, including risk-enhancing criteria, vs. other CETPi trials that enrolled patients with low baseline LDL • This is anticipated to translate into a substantial and clinically meaningful absolute risk reduction ✓ Longer duration of follow-up • Median follow-up of 36 months to maximize opportunity for MACE reduction (vs. ACCELERATE, which had only a 2.1 years median follow-up) ✓ Higher-risk patient population • ASCVD patients enriched with risk enhancers shown in REVEAL long-term follow-up to have stronger relative risk reduction in the treatment arm (high LDL/ApoB, diabetes, high triglycerides, recent MI) Note: Actual results may differ from expectations. 34 CONFIDENTIAL

REVEAL supports translation from absolute LDL reduction to MACE benefit EXPERIENCE: REVEAL (anacetrapib) PREDICTION: PREVAIL (obicetrapib) ~ ~ 61 11 100 51% 50 17% (1) mg/dL mg/dL mg/dL anticipated mg/dL Low Drug showed modest Results in SMALL absolute Enrich for higher Stronger expected Expected to result in baseline LDL-lowering % LDL reduction baseline LDL-lowering % more absolute LDL reduction >20% drop in MACE anticipated >20% 9% drop 9% drop anticipated drop in MACE Smaller MACE* Bigger expected benefit anticipated MACE** benefit 11 mg/dL drop in ~50 mg/dL drop in absolute absolute LDL-C LDL-C anticipated Note: Actual results may differ from expectations. * Composites of MACE included in this analysis were coronary death, myocardial infarction or coronary Source: Cholesterol Treatment Trialists Collaboration. Lancet. 2010 376:1670-81 Circulation. 2021;144:e564–e593 17065: revascularization. Obicetrapib Lowers LDL-C in Patients Taking High Intensity Statins. Source: The HPS3/TIMI55–REVEAL Collaborative Group. N Engl J Med 2017; 377:1217-1227 (1) Represents estimated average baseline LDL to be enrolled, not entry criteria. 35 CONFIDENTIAL Cholesterol Treatment Trialists Collaboration. Lancet. 2010 376:1670-81. ** MACE includes cardiovascular death, myocardial infarction, stroke and non-elective coronary revascularization in adults.

PREVAIL study design informed by REVEAL long-term follow-up Higher event rates & treatment effects + lower numbers needed to treat HIGH RISK groups enriched in PREVAIL HIGHER RISK subgroups have much higher event rates & positive treatment effects REVEAL total study 15.6% population 11.9% RR decrease RR decrease Best 15.5% 18.1% risk RR decrease RR decrease enhancer 11.3% shows RR decrease highest 14.6% decrease RR decrease (linked to DM, obesity, etc) ARR 1.8% ARR 2.5% ARR 3% ARR 2.1 % ARR 2.2 % ARR 3.2 % NNT 55.6 NNT 40 NNT 33 NNT 47 NNT 45 NNT 31.3 LDL-C HDL-C RR = relative risk PREVAIL study inclusion criteria requires high PREVAIL study risk enhancers will further ARR = absolute risk reduction baseline LDL-C (also translates to high ApoB) enrich for high-risk patient populations NNT = number needed to treat Inclusion criteria: Lp(a) >75 mg/dL, HDL-C <40 Inclusion criteria: LDL-C ≥70 mg/dL mg/dL, triglycerides >150 mg/dL 36 CONFIDENTIAL

HDL effects potentially offer pipeline expansion opportunities in Alzheimer’s & diabetes • HDL is the “vacuum cleaner” of the body, POSITIVE TISSUE EFFECTS IN THE BRAIN HDL sucking toxic forms of cholesterol out of • Increasing HDL is expected to promote peripheral tissues to promote healthy cell healthy tissue survival in the brain function & survival ABCA1 • Administration of CETPi to APP/CETP knock-in mice observed to promote • NewAmsterdam is exploring potential cholesterol removal from the brain and HDL-raising benefits in other indications improve cognition such as Alzheimer’s disease (AD) and Removal of ASTROCYTE • We are testing obicetrapib in Alzheimer’s diabetes toxic form of patients in a Phase 2a biomarker study cholesterol Obicetrapib observed to increase HDL by CETPi POSITIVE BETA ISLET CELL EFFECTS IN THE >160% PANCREAS • Increasing HDL is expected to promote beta islet cell survival in the pancreas, potentially improving insulin production HDL precursors • All four prior CETPi CVOTs demonstrated Toxic form of statistically significant reduction of diabetes Increased small cholesterol risk or reversal of diabetes progression BETA ISLET functional HDL levels Removal of CELL • We are measuring diabetes progression as an toxic form of cholesterol NewAmsterdam is exploring proprietary fixed dose endpoint in PREVAIL and are exploring combinations of obicetrapib with other agents for these regulatory paths for a diabetes indication potential earlier pipeline indications 37 CONFIDENTIAL

Market opportunity and transaction overview 38

Obicetrapib has potential to solve a substantial unmet medical need in dyslipidemia (1) 231mm Patients with >30mm patients not sufficiently addressed by available treatment options hyperlipidemia OBICETRAPIB 10mg Fewer than 1mm patients treated with current branded options: ✓ >50% LDL-lowering observed in Phase 2b 180mg ✓ Potential for attractive pricing to unlock Bempedoic Acid PCSK9s THE broad access SOLUTION ✓ Strong safety and tolerability profile o Payors highly restrict access observed THE o Low prescriber enthusiasm ✓ Convenient once-daily oral tablet PROBLEM o Relatively low patient ✓ High prescriber enthusiasm compliance (2) $3-4B global market opportunity (1) Literature review suggesting hypercholesterolemia prevalence of ~94mm in the US (average of He et al. 2020, Mercado et al. 2015, Muntner et al. 2013) and ~137mm in EU5 (average of Gomez-Huelgas et al. 2010, Guallar-Castillon et al. 2012, Tragni et al. 2012, Grau et al. 2011). 39 CONFIDENTIAL (2) Value derived from top-down epidemiology-based market model for obicetrapib; assumptions derived from secondary research / literature and primary market research with US and EU5 physicians and payers.

US market research indicates prescriber and payor enthusiasm towards obicetrapib, supporting a potentially significant commercial opportunity Enthusiasm from prescribers: Enthusiasm from payors: CURRENT PRODUCTS PRODUCTS IN DEVELOPMENT “Biggest need (is) a product PCSK9i PCSK9i PERCEIVED PRODUCT Nexletol Obicetrapib mAbs (Inclisiran) that works like the PCSK9s PERFORMANCE but with a more convenient Moderate High High High LDL-C Reduction ROA and no diabetes risk” Low High High High MACE Reduction Reduced Progression to Low Low Moderate Moderate/High* Type 2 Diabetes “Fulfills an important Moderate High High High Safety/Tolerability unmet need” High Low Moderate High Route of Administration Insurance Access Low Low Moderate Moderate Key: Green cells denote high ratings (6.5 – 9) / Yellow cells denote moderate ratings (5 – 6.4) / Red cells denote lowest ratings (1 – 4.9); ratings were given on a 9-point scale, thus lower / red ratings actually reflect the ~midpoint of the scale. *In our survey, obicetrapib mono therapy received a moderate score and obicetrapib FDC therapy received a high score. Source for other scores: Trinity quantitative market research; N = 100 (50 PCPs + 50 cardiologists). 40 CONFIDENTIAL Safety & Other Efficacy Attributes

Greater observed LDL-C lowering capability and low potential COGs may enable attractive pricing + broad market access Prior authorization and step-through requirements plague existing brands: $$$$ PRICE IS TOO HIGH There is a lot of documentation involved as we’re really for meaningful access (~$6K) trying to restrict to the highest risk patients that actually need these costly products -Payor MODEST EFFICACY, comparable to generics, $$$ make any branded price hard to justify (~$4K) Obicetrapib is well positioned to unlock significantly better access than existing agents: ✓ Low COGs expected to enable favorable pricing ✓ Greater observed LDL-C lowering capability comparable to PCSK9s $$ ✓ Convenient low dose, once daily oral regimen observed to improve patient compliance Source: Quotes provided by Payer approached as part of our market research efforts; Redbook, Trinity qualitative market research with N = 10 payers. 41 CONFIDENTIAL CURRENT BRANDED BROAD WINDOW OF AGENTS OPPORTUNITY

Projected exclusivity timelines in the EU and US Assumes EU approval on June 1, 2025 and US approval on July 1, 2027 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2041 2042 SPC max EU approval 6/35 6/36 EU Data exclusivity (8 + 2 years) 2/41 6/1/25 Regulatory exclusivity 6 mo. PTE max NDA approval 7/32 1/35 pedi. US NCE exclusivity 30 mo. stay 7/41 7/1/27 (7/35) st 8/27 Original genus patent family 1 gen 2/34 2/34 8/39* Species selection patent family SPC EU 2/41* SPC Statin combo patent family nd 2 gen 7/38* 2/34 PTE Species selection patent family US 1/39* 2/34 Statin combo patent family PTE Proprietary form (COM) patent family 7/43 EU rd 3 gen Proprietary form (COM) patent family US 7/43 Note: Filled colors = granted patents & dotted lines = pending patents; one patent only to be selected for SPC/PTE; an earlier US approval leads to earlier regulatory expiry & shorter PTE; *including pediatric extension 6m. Actual results may differ from expectations. 42 CONFIDENTIAL

Menarini partnership overview Partnership with Menarini brings in significant non-dilutive capital and could enable NewAmsterdam to simultaneously launch obicetrapib in different markets with the ideal partner to optimize the commercial opportunity in the EU RIGHT PARTNER RIGHT TIME RIGHT DEAL MENARINI TO RECEIVE EXCLUSIVE RIGHTS TO MENARINI IS A LEADING EUROPEAN ~3 YEARS FROM LAUNCH OPTIMIZES OBICETRAPIB MONOTHERAPY AND EZETIMIBE PHARMACEUTICAL COMPANY EUROPEAN DEVELOPMENT WITH AN FDC FOR CVD IN EUROPE EXCELLENT EUROPEAN PARTNER Leading presence in cardiovascular disease: NewAmsterdam retains all other global rights • Pricing and access in Europe is critical for • 18 marketed products in cardiometabolic and is eligible for significant non-dilutive obicetrapib’s success diseases financial terms: • #1 share of voice among cardiologists, • Local expertise is needed to jumpstart • €142.5mm committed capital internists and GPs in EU5 P&MA strategy, including evidence (Consisting of €115mm upfront + €27.5mm generation and proactive HTA engagement Deep commercial expertise: committed R&D funding) • Strong relationships with EU KOLs will • 540 launches in 50 countries • Up to €863mm payable upon achievement support obicetrapib market entry while • >2,500 sales reps and >280 specialist field of certain clinical, regulatory and more effectively disseminating the force members in Europe commercial milestones obicetrapib value story • Successfully secured access for >500 • Tiered royalties from teens to mid-twenties products Strong partnering track record, with 60+ partnerships spanning small biotech to large pharma UP TO€1,005.5mm OF TOTAL CASH CONSIDERATION 43 CONFIDENTIAL

Transaction overview Transaction overview Illustrative post-money valuation at close PF Transaction (USD in mm) • Frazier Lifesciences Acquisition Corporation (NASDAQ: “FLAC”) to combine with NewAmsterdam at an implied $491mm pre-money equity value and a $326mm pro NewAmsterdam Illustrative Share Price $10.00 forma enterprise value PF Shares Outstanding 90.3 (1) • Transaction to be funded through a combination of FLAC’s $138mm cash in trust NewAmsterdam Shares 49.1 (assumes no redemptions) and $235mm of committed PIPE financing FLAC Shares 17.8 - Frazier entities to commit up to $45mm (inclusive of $10mm FLAC cash in trust investment) and NewAmsterdam affiliates to commit $40mm+ PIPE Shares 23.5 • Net proceeds will be used to fund operations of NewAmsterdam through 2026, Total Equity Value $903 including continued clinical development of obicetrapib and other product (2) Less Cash ($577) candidates, as well as working capital and other general corporate purposes • Current shareholders of NewAmsterdam expected to maintain 54% pro forma Plus Debt - ownership Total Enterprise Value $326 • Closing expected second half of 2022 Illustrative estimated transaction cash sources and uses Illustrative post-transaction ownership Sources (USD in mm) FLAC Cash in Trust $138 20% PIPE Investment 235 Menarini Partnership Upfront 123 Seller Rollover Equity 491 NewAmsterdam shareholders Total Sources $987 54% FLAC shares Uses (USD in mm) 26% Cash to Balance Sheet $476 PIPE shares Seller Rollover Equity 491 Estimated Transaction Expenses 20 Total Uses $987 Note: Assumes a $235mm PIPE issuance at $10/share and no redemptions. Excludes 1.9mm earn-out shares to be issued to existing NewAmsterdam Pharma shareholders upon achievement and announcement of positive Phase 3 data for both the “Brooklyn” and “Broadway” trials. (1) Inclusive of initial $10mm FLAC investment. 44 (2) Represents $102mm (€95mm) of current cash and cash equivalents plus $475mm cash proceeds from transaction ($352mm from de-SPAC plus $123mm or €115mm upfront from the Menarini partnership deal) converted using 1.07 USD / EUR CONFIDENTIAL exchange rate.

Net proceeds expected to fund obicetrapib development through several value- creating milestones 2022 2023 2024 2025 2026 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Cardiovascular Disease = Regulatory submission Phase 3: “BROADWAY”: LDL-C ≥ 70 mg/dL N=2,400 Lipid Mono Study Phase 3: ‘BROOKLYN’: LDL-C ≥ 70 mg/dL, HeFH N=300 CV Outcomes Trial Phase 3: CVOT “PREVAIL”: LDL-C ≥ 70 mg/dL N=9,000 (CVOT) Phase 2b: “ROSE2” (Ezetimibe Combo) Ezetimibe Fixed Dose Combo (FDC) Phase 1: Ezetimibe Phase 3: FDC Bioequivalence Ezetimibe FDC Alzheimer’s Phase 2a: Alzheimer’s Disease Patients Disease (AD) SERIES A RUNWAY PROJECTED (1) MENARINI PROCEEDS CASH RUNWAY PIPE + TRUST PROCEEDS EXPECTED TO EXTEND CASH RUNWAY THROUGH 2026 Note: Projections are subject to inherent limitations. Actual results may differ from expectations. The timing of regulatory submissions is subject to additional discussions with regulators. (1) Menarini partnership proceeds include $123mm (€115mm) upfront + $29mm (€27.5mm) committed R&D funding and clinical, regulatory and launch milestones. Sales-based milestones and royalties are not included. 45 CONFIDENTIAL

Closing remarks 46

Investment highlights ✓ Significant unmet need for strong and convenient LDL-lowering therapy as an adjunct to statins: 30mm+ patients in US/EU5 are not achieving LDL-lowering goals on SoC ✓ Obicetrapib has the potential to be a first-in-class, low-dose, once-daily oral CETP inhibitor for lowering LDL-C, if approved ✓ Obicetrapib has been observed to have strong LDL-lowering efficacy and safety data in a Phase 2b trial: o >50% LDL-lowering observed on top of high-intensity statins o Strong safety and tolerability in >600 patients o Robust effects on ApoB, HDL-C and Lp(a) ✓ Led by a world-class team of lipidologists and cardiovascular clinical trialists ✓ Financing plan and strategic partnerships expected to fund development through 2026, including Phase 3 lipid and CVOT readouts, registrational filings and potential 2025 launch Note: Actual results may differ from expectations. 47 CONFIDENTIAL